      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport

                                                                    EXHIBIT 4(k)

AMENDMENTS TO ANNEX A OF THE CONCESSION CERTIFICATE GRANTED BY THE FEDERAL GOVERNMENT THROUGH THE MINISTRY OF COMMUNICATIONS AND TRANSPORTATION, HEREINAFTER REFERRED TO AS THE MINISTRY, IN FAVOR OF MAXCOM TELECOMUNICACIONES, S.A. de C.V., (FORMERLY AMARITEL, S.A. de C.V.), HEREINAFTER REFERRED TO AS
THE LICENSEE, TO INSTALL, OPERATE AND EXPLOIT PUBLIC TELECOMMUNICATIONS NETWORK SYSTEMS, PURSUANT TO THE FOLLOWING RECITALS AND CONDITIONS.


                                    RECITALS

I.    On December the 20th of 1996, the Ministry granted to Amaritel, S. A. de
      C. V., a concession certificate to install, operate and exploit public telecommunications network systems to render, amongst others, basic national and international long distance telephony services and basic local telephony, hereinafter referred to as the License.

II. With official letter 112.207-2187, dated October the 8th of 1999, the Ministry authorized the change of name of the firm Amaritel, S. A. de C.
      V. to Maxcom Telecomunicaciones, S. A. de C. V., based upon the opinion rendered by the Federal Telecommunications Commission, hereinafter referred to as the Commission.

III. On June the 23rd, August the 4th, and December the 8th of 2000, as well as on May the 17th and 31st and July the 13th of 2001, the Licensee filed with the Ministry and the Commission a petition to extend the coverage area nationwide and modify Conditions A.4 and B.3 of Annexes A and B, respectively, of the License.

IV.   Once the Commission assessed the petition pursuant to the provisions of
      Article 37 Bis subsection V, of the Internal Regulations of the Ministry of Communications and Transportation, it rendered a favorable opinion on the request of amendment indicated in the previous number, through Decision number P/121200/0345 and Ruling number P/230801/129 dated December the 12th of 2000, and August the 23rd of 2001, respectively.

Once the opinions indicated in the preceding number were received by the Ministry, and once the documentation corresponding to the petition made by Licensee was appraised and analyzed based on Article 36, subsection III, of the Organic Law of the Federal Public Administration; Articles 1, 7 and those other related articles of the Federal Telecommunications Law; Articles 1 and 3 of the Federal Law of Administrative Procedure; Articles 4th and 5th of the Internal Regulations of the Ministry of Communications and Transportation, and under Condition 1.3 of the License, it rendered the present Amendment to Annex A, according to the following

                                   CONDITIONS

      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport

FIRST. Condition A.4 of Annex A of the License is hereby modified, indicated in recital I of the present Amendment, to read as follows:

      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport



A.4. NETWORK SYSTEM COVERAGE OBLIGATIONS. Licensee shall connect, either with its own and/or a leased transmission infrastructure the locations indicated in the following stages, according to the coverage program presented to the Ministry on May the 17th and 31st of 2001.

            A.4.1. Install and operate the following connections with its own transmission infrastructure: a) First Phase, Stage 1: To be concluded no later than May the 28th of 1999:

                     FROM                               TO
         Mexico City                       Chalco, Mexico
         Chalco, Mexico                    Rio Frio, Mexico
         Cholula, Puebla                   Puebla, Puebla

        b) First Phase, Stage 2: To be concluded no later than March the 31st of 2000:

                     FROM                               TO
         Rio Frio, Mexico                  San Martin Texmelucan, Puebla
         San Martin Texmelucan, Puebla     Huejotzingo, Puebla
         Huejotzingo, Puebla               Cholula, Puebla

            A.4.2. Install and operate with its own or leased transmission infrastructure the connections to the locations comprised within the Routes indicated in the following Chart, based on the population ranges indicated in number A.4.3.

 YEAR                ROUTE              NUMBER OF TOWNS BY POPULATION          TOTAL OF
                                                    RANGES                  TOWNS BY ROUTE
                                         A    B    C     D    E       F
   1    Mexico City - Puebla, Puebla     0    4    6    15    15      6         46
   2    Mexico City - Queretaro, Qro.    1    3    5     4    12     17         42
   3    Queretaro, Qro. - San Luis       1    0    3     2     6     24         36
        Potosi, S.L.P.
        Puebla, Puebla - Veracruz, Ver.  3    0    6    14    10     24         57
        Mexico City - Toluca, Mex.       2    0    7    10     6      3         28
   4    Leon, Gto. - Guadalajara, Jal.   2    1    8     2     2     23         38
        Puebla, Pue. - Tehuacan, Pue.    1    0    4    11    11     10         37
   5    Tehuacan, Pue. - Oaxaca, Oax.    1    0    2     7     8     13         31
        Queretaro, Qro. - Leon, Gto.     4    4    7     3    20     22         60
        Leon, Gto. - Aguascalientes,     1    1    1     0     0     16         19
        Ags.
                                                              TOTAL            394

    Licensee shall evidence the performance of the coverage obligations stipulated for the first year within the term of a calendar year starting as of the date when the present Amendment is granted, and within equivalent terms for the performance of the coverage obligations for subsequent years.

    Licensee shall present to the Ministry and the Commission, within a term of 30 (thirty) calendar days after the date of termination of each of the Routes stipulated under this

      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport

Condition, a final report containing the locations connected, the transmission media used, capacity and link length, and kind of infrastructure, either owned or leased.

      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport



      A.4.3. Population ranges A, B. C, D, E and F, referred to in previous number A.4.2., are indicated in the following Chart, based on the data available from the National Institute of Geography, Statistics and Informatics:

                                  POPULATION RANGES

      A              B              C             D             E             F
More than     From 100,000    From 50,000   From 10,000   From 5,000    Less than
100,000       to 50,000       to 10,000     to 5,000      to 2,500      2,500
inhabitants   inhabitants     inhabitants   inhabitants   inhabitants   inhabitants

            A.4.4. Apart from the coverage obligations stipulated in numbers
            A.4.1. and A.4.2., Licensee may render the services included in this Annex in any part of the national territory with any kind of technology using either its own or leased infrastructure from dealers authorized by the Ministry, with the understanding that before commencing rendering these services, Licensee shall inform the Commission 30 (thirty) calendar days in advance the name of the location to be connected, type of link used, link length and capacity, and type of infrastructure, either owned or leased.

SECOND.- Condition A.10 of Annex A of the License is hereby modified, indicated in recital I of the present Amendment, to read as follows:

A.10. GUARANTEE OF RELIABILITY. Licensee shall file with the Commission, within a term not exceeding 30 (thirty) calendar days starting as of the present Amendment, a bond issued by an authorized company in the amount of $12,238,163.00 (twelve million two hundred thirty-eight thousand one hundred sixty-three pesos 00/100 Mexican currency) in favor of the Treasury of the Federation, which: a) shall be made effective in case the License is revoked and
b) shall guarantee the payment of the monetary penalties which, if applicable, may be imposed by the Ministry due to any nonperformance of the obligations derived from the License.

The amount of the guarantee shall be adjusted annually, pursuant to the National Consumer Price Index (NCPI) or the index that may substitute it, considering the index ratio for the month of December of the last year on the index of the following year. If applicable, cents shall be ignored and the amount shall be rounded to pesos upon estimating the cited adjustment. The bond shall be presented with the Commission no later than March the first of each year, or on that date determined by the Commission.

The foregoing notwithstanding, Licensee binds itself to increase the amount of the bond whenever it may be convenient at the discretion of the Commission, within a term not exceeding 10 (ten) business days starting as of the date of reception of the corresponding notification.

The guarantee shall continue to be in force during the effectiveness of the License; however, if upon the termination thereof there are obligations still pending to be performed, the last bond established shall continue to be in force until their due fulfillment.

      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport

The surety whereby the bond is issued shall comply with the characteristics determined by the Commission.

THIRD.- The remaining conditions of Annex A of the License shall continue to be in force in all of their terms.

FOURTH.- Licensee accepts the Amendment to Annex A of the License subject-matter of the present authorization and the use of the aforesaid document, in any manner, implies the unconditional acceptance of the terms thereof.

The present Amendment shall become effective on the date of its issuance, and is granted in Mexico City, Federal District, on the twenty-seventh day of the month of September of two thousand and one.

      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport


AMENDMENT TO ANNEX B OF THE CONCESSION CERTIFICATE GRANTED BY THE FEDERAL GOVERNMENT THROUGH THE MINISTRY OF COMMUNICATIONS AND TRANSPORTATION, HEREINAFTER REFERRED TO AS THE MINISTRY, IN FAVOR OF MAXCOM TELECOMUNICACIONES,
S. A. DE C. V., (FORMERLY AMARITEL, S. A. DE C. V.), HEREINAFTER REFERRED TO AS THE LICENSEE, TO INSTALL, OPERATE AND EXPLOIT PUBLIC TELECOMMUNICATIONS NETWORK SYSTEMS, PURSUANT TO THE FOLLOWING RECITALS AND CONDITIONS.


                                    RECITALS

I.    On December the 20th of 1996, the Ministry granted to Amaritel, S. A. de
      C. V., a concession certificate to install, operate and exploit public telecommunications network systems to render, amongst others, basic national and international long distance telephony services and basic local telephony, hereinafter referred to as the License.

II. With official letter 112.207-2187, dated October the 8th of 1999, the Ministry authorized the change of name of the firm Amaritel, S. A. de C.
      V. to Maxcom Telecomunicaciones, S. A. de C. V., based upon the opinion rendered by the Federal Telecommunications Commission, hereinafter referred to as the Commission.

III. On June the 23rd, August the 4th and December the 8th of 2000, as well as on May the 17th and 31st and July the 13th of 2001, the Licensee filed with the Ministry and the Commission the petition to extend the coverage area nationwide and modify Conditions A.4 and B.3 of Annexes A and B, respectively, of the License.

IV.   Once the Commission appraised the petition pursuant to the provisions of
      Article 37 Bis subsection V, of the Internal Regulations of the Ministry of Communications and Transportation, it rendered a favorable opinion on the request of amendment indicated in the previous number, through Decision number P/121200/0345 and Ruling number P/230801/129 dated December the 12th of 2000, and August the 23rd of 2001, respectively.

Once the opinions indicated in the preceding number were received by the Ministry, and once the documentation corresponding to the petition made by Licensee was assessed and analyzed based on Article 36 subsection III, of the Organic Law of the Federal Public Administration; Articles 1, 7 and those other related articles of the Federal Telecommunications Law; Articles 1 and 3 of the Federal Law of Administrative Procedure; Articles 4th and 5th of the Internal Regulations of the Ministry of Communications and Transportation, and under Condition 1.3 of the License, it rendered the present Amendment to Annex B, according to the following

                                   CONDITIONS

FIRST. Condition B.3 of Annex B of the License is hereby modified, indicated in recital I of

      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport

the present Amendment, to read as follows:

      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport

B.3. NETWORK SYSTEM COVERAGE OBLIGATIONS. Licensee shall install infrastructure characteristic of switching and transmission to render the services under the present Annex in the locations indicated in the following stages, according to the coverage program presented to the Ministry on May the 17th and 31st of 2001.

            B.3.1. Licensee shall install infrastructure characteristic of transmission through optical fiber in the locations indicated below:


        a) First Phase, Stage 1: To be concluded no later than May the 28th of 1999:

                CITY OR TOWN               KILOMETERS OF OPTICAL FIBER
         Mexico City                       10.8
         Puebla, Pue.                      10.8

        b) First Phase, Stage 2: To be concluded no later than March the 31st of 2000:

                 CITY OR TOWN              KILOMETERS OF OPTICAL FIBER
         Chalco, Mex.                                  3.2
         Rio Frio, Pue.                                0.1
         Texmelucan, Pue.                              3.2
         Huejotzingo, Pue.                             0.7
         Cholula, Pue.                                 2.7

      B.3.2. License shall install its own or leased infrastructure characteristic of transmission sufficient to operate 376,000 telephone lines in 394 (three hundred ninety-four) locations included within the Routes indicated in Charts I and II, based on the population ranges indicated in number B.3.3.


 YEAR                ROUTE                    NUMBER OF TOWNS BY            TOTAL TOWNS
                                               POPULATION RANGE              BY ROUTE
                                          A    B    C    D    E       F
   1    Mexico City - Puebla, Puebla     0    4    6    15   15       6         46
   2    Mexico City - Queretaro, Qro.    1    3    5     4   12      17         42
   3    Queretaro, Qro. - San Luis       1    0    3     2    6      24         36
        Potosi, S.L.P.
        Puebla, Pue. - Veracruz, Ver.    3    0    6    14   10      24         57
        Mexico City - Toluca, Mex.       2    0    7    10    6       3         28
   4    Leon, Gto. - Guadalajara, Jal.   2    1    8     2    2      23         38
        Puebla, Pue. - Tehuacan, Pue.    1    0    4    11   11      10         37
   5    Tehuacan, Pue. - Oaxaca, Oax.    1    0    2     7    8      13         31
        Queretaro, Qro. - Leon, Gto.     4    4    7     3   20      22         60
        Leon, Gto. - Aguascalientes,     1    1    1     0    0      16         19
        Ags.
                                                            TOTAL              394

      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport

                                     CHART I

 YEAR              ROUTE                    NUMBER OF LINES BY POPULATION RANGE                       OF LINES
                                                                                                      BY ROUTE
                                             A          B          C         D        E       F*
1 Mexico City - Puebla, Puebla              4,200       4,200      4,200   3,150     3,150   2,100     21,000
2 Mexico City - Queretaro, Qro              7,200       7,200      7,200   5,400     5,400   3,600     36,000
3 Queretaro, Qro. - San Luis               19,400      19,400     19,400  14,550    14,550   9,700     97,000
  Potosi, S.L.P
  Puebla, Pue. - Veracruz, Ver
  Mexico City - Toluca, Mex
4 Leon, Gto. - Guadalajara,                21,800      21,800     21,800  16,350    16,350  10,900    109,000
  Jal
  Puebla, Pue. - Tehuacan, Pue
5 Tehuacan, Pue. - Oaxaca, Oax             22,600      22,600     22,600  16,950    16,950  11,300    113,000
  Queretaro, Qro. - Leon, Gto
  Leon, Gto. - Aguascalientes,
  Ags
                         TOTAL             75,200      75,200     75,200  56,400    56,400  37,600    376,000


* The lines covered for the locations of Range F may be for public telephones, Internet stands or residential services.

                                    CHART II

    Licensee shall evidence performance of the coverage obligations stipulated for the first year within the term of a calendar year starting as of the date when the present Amendment is granted, and within equivalent terms for the performance of the coverage obligations for subsequent years.

    Licensee shall present to the Ministry and the Commission, within a term of 30 (thirty) calendar days after the date of installation of the corresponding infrastructure, the technical project for the local network system, Network's technology and transmission capacity, switching equipment, if applicable, and operating capacity at least for the number of lines committed per location.

    B.3.3. Population ranges A, B. C, D, E and F, referred to in previous number B.3.2., are indicated in the following Chart, based on the data available from the National Institute of Geography, Statistics and Informatics:

                                  POPULATION RANGES

      A            B              C             D             E             F
More than     From 100,000    From 50,000   From 10,000   From 5,000    Less than
100,000       to 50,000       to 10,000     to 5,000      to 2,500      2,500
inhabitants   inhabitants     inhabitants   inhabitants   inhabitants   inhabitants

    B.3.4. At least 50% of Licensee's subscribers shall be residential subscribers.

    B.3.5. Also, Licensee may render the services included in this Annex in any part of the national territory. Before Licensee commences rendering these services, it shall present

      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport

to the Commission within at least 30 (thirty) calendar days in advance, the final technical project of the local network system to be installed, network technology and transmission capacity, switching equipment, if applicable, and capacity of telephone lines to be operated.

      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport

SECOND.- Condition B.4 of Annex B of the License is hereby modified, indicated in recital I of the present Amendment, to read as follows:

B.4. GUARANTEE OF RELIABILITY. Licensee shall file with the Commission, within a term not exceeding 30 (thirty) calendar days starting as of the present Amendment, a bond issued by an authorized company in the amount of $12,238,163.00 (twelve million two hundred thirty-eight thousand one hundred sixty-three pesos 00/100 Mexican currency) in favor of the Treasury of the Federation, which: a) shall be made effective in case the License is revoked and
b) shall guarantee the payment of the monetary penalties which, if applicable, may be imposed by the Ministry due to any nonperformance of the obligations derived from the License.

The amount of the guarantee shall be adjusted annually, pursuant to the National Consumer Price Index (NCPI) or the index that may substitute it, considering the index ratio for the month of December of the last year on the index of the following year. If applicable, cents shall be ignored and the amount shall be rounded to pesos upon estimating the cited adjustment. The bond shall be presented with the Commission no later than March the first of each year, or on that date determined by the Commission.

The foregoing notwithstanding, Licensee binds itself to increase the amount of the bond whenever it may be convenient at the discretion of the Commission, within a term not exceeding 10 (ten) business days starting as of the date of reception of the corresponding notification.

The guarantee shall continue to be in force during the effectiveness of the License; however, if upon the termination thereof there are obligations still pending to be performed, the last bond established shall continue to be in force until their due fulfillment.

The surety whereby the bond is issued shall comply with the characteristics determined by the Commission.

THIRD.- Condition B.12 is added to Annex B of the License, indicated in recital I of the present Amendment, to read as follows:

B.12. USE OF OWNED OR LEASED INFRASTRUCTURE. The network system shall be made up by a telecommunications structure, either owned or leased, through which the Licensee shall provide the authorized public telecommunications services.

In case Licensee intends to lease or hire, under any other legal concept, any infrastructure so that it forms part of its own network, the agreements executed for the use thereof shall be previously approved by the Commission for them to become effective. Said agreements shall stipulate the following, at the least:

    B.12.1. Clause regarding the preferential right of the Federal Government to acquire the facilities, equipment and those other goods used directly in the exploitation of the licensed

      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport

frequency bands, in case the term of the License ceases to be effective.

      MEXICAN UNITED STATES                          [Translation from Spanish]
Ministry of Communications and Transport


    B. 12.2. The effectiveness of the agreement shall not exceed in any case the term of effectiveness remaining for the License, with binding effects for lessor or owner of the infrastructure.

    B.12.3. The express manifestation from lessor, owner, or their legal representative, that it shall allow either the Ministry or Commission to carry out any inspection and verification visits they may consider convenient within the infrastructure leased or hired to Licensee and to provide information related to the same whenever required from it.

    B.12.4. The detailed description of the infrastructure subject-matter of the respective agreement.

    B.12.5. Licensee shall be the only one to operate the infrastructure subject-matter of any agreement it may execute and shall be the sole responsible for rendering the services licensed to it.

    B.12.6. Lessor or owner shall observe the instructions from Licensee regarding the installation of infrastructure in order to preserve the objective for the Network System to have an open architecture.

    Likewise, lessor or owner shall provide Licensee all arrangements that allows it to comply with any obligations regarding the interconnection and interoperation with other public telecommunications networks.

    B.12.7. Lessor or owner shall allow Licensee to sublease the infrastructure subject-matter of the agreement or which, under any other legal title, may provide capacity to the Network.

    B.12.8. Licensee, lessor or owner, whatever the case may be, shall carry out any procedures at its own expense with the corresponding authorities or with individuals, regarding any authorizations, permits or covenants necessary to install the telecommunications structure that constitutes the Network. They shall also comply with the applicable provisions in matters of urban development, ecological balance and environmental protection.

FOURTH.- The remaining conditions of Annex B of the License shall continue in force in all of their terms.

FIFTH.- Licensee accepts the Amendment to Annex B of the License subject-matter of the present authorization and the use of the aforesaid document, in any manner, implies the unconditional acceptance of the terms thereof.

The present Amendment shall become effective on the date of issuance and is granted in Mexico City, Federal District, on the twenty-seventh day of the month of September of two thousand and one.

                                     E-284